UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 29, 2009
Commission file number 001- 33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      ☑      Form 40- F      ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes     ☐     No     ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes      ☐      No     ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐      No      ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
  • REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007
  • REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) ORIGINALLY FILED WITH THE SEC ON MAY 6, 2008
FORWARD LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of the U.S. federal securities laws, which reflect our current views with respect to certain future events and performance, including statements regarding the expected tax results of Teekay Offshore Partners L.P. (or the Partnership). The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes to the amount or proportion of revenues, expenses, or debt service; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2008. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
The following updates our disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2008 filed on June 29, 2009 (or 2008 Annual Report).
Item 3. Key Information
Selected Financial Data
The following tables present, in each case for the periods and as of the dates indicated, summary:
•	historical financial and operating data of Teekay Offshore Partners Predecessor (as defined below); and

•	financial and operating data of Teekay Offshore Partners L.P. and its subsidiaries since its initial public offering on December 19, 2006.
The selected financial data below should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2008, which are included in Item 18 — Financial Statements of our 2008 Annual Report.
     Prior to the closing of our initial public offering of common units on December 19, 2006, Teekay Corporation transferred eight Aframax conventional crude oil tankers to a subsidiary of Norsk Teekay Holdings Ltd. (or Norsk Teekay) and one FSO unit to Teekay Offshore Australia Trust. Teekay Corporation then transferred to Teekay Offshore Operating L.P. (or OPCO) all of the outstanding interests of four wholly-owned subsidiaries — Norsk Teekay, Teekay Nordic Holdings Inc., Teekay Offshore Australia Trust and Pattani Spirit L.L.C. These four wholly-owned subsidiaries, which include the eight Aframax conventional crude oil tankers and the FSO unit, are collectively referred to as Teekay Offshore Partners Predecessor or the Predecessor.
The summary historical financial and operating data has been prepared on the following basis:
•	the historical financial and operating data of Teekay Offshore Partners Predecessor as at and for the years ended December 31, 2004 and 2005 is derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor;
•	the historical financial and operating data of Teekay Offshore Partners Predecessor for the period from January 1, 2006 to December 18, 2006 is derived from the audited combined consolidated financial statements of Teekay Offshore Partners Predecessor; and
•	the historical financial and operating data of Teekay Offshore Partners L.P. as at December 31, 2006, 2007 and 2008, for the period from December 19, 2006 to December 31, 2006, and for the years ended December 31, 2007 and 2008, reflect our initial public offering and are derived from our audited consolidated financial statements.
     In July 2007, we acquired from Teekay Corporation ownership of its 100% interest in the 2000-built shuttle tanker Navion Bergen and its 50% interest in the 2006-built shuttle tanker Navion Gothenburg. The acquisitions included the assumption of debt, related interest rate swap agreements and Teekay Corporation’s rights and obligations under 13-year, fixed-rate bareboat charters. In October 2007, we acquired from Teekay Corporation its interest in the FSO unit Dampier Spirit, along with its 7-year fixed-rate time-charter. In June 2008, we acquired from Teekay Corporation its interests in two 2008-built Aframax-class lightering tankers, the SPT Explorer and the SPT Navigator. This acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under the 10-year, fixed-rate bareboat charters (with options exercisable by the charterer to extend up to an additional five years). These transactions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting, our financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our applicable consolidated financial statements reflect these vessels and the results of operations of the vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations on April 16, 2007 (Navion Bergen), July 24, 2007 (Navion Gothenburg), March 15, 1998 (Dampier Spirit), January 7, 2008 (SPT Explorer) and March 28, 2008 (SPT Navigator). Please read Note 1 to our consolidated financial statements included in our 2008 Annual Report.
     Our initial public offering and certain other transactions that occurred during 2006, 2007 and 2008 have affected our historical performance or will affect our future performance. As a result, the following tables should be read together with, and are qualified in their entirety by reference to, (a) Item 5 — Operating and Financial Review and Prospects, included in our 2008 Annual Report, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2008, 2007, and 2006 aggregated as follows:

	Year Ended December 31,		Year Ended December 31, 2006		Year Ended December 31,
			January 1 to	December 19
			December 18,	to December 31,
	2004	2005	2006	2006	2007	2008

Income Statement Data:
Voyage revenues	$723,217	$613,246	$617,514	$24,397	$785,203	$872,492
Operating expenses:
Voyage expenses (1)	90,414	74,543	91,321	3,102	151,637	225,029
Vessel operating expenses (2) (14)	109,278	109,480	107,991	4,297	149,660	184,416
Time-charter hire expense	177,050	169,687	159,973	5,641	150,463	132,234
Depreciation and amortization	120,197	109,824	100,823	3,726	124,370	138,437
General and administrative (14)	45,941	56,726	63,014	2,177	62,404	64,230
(Gain) loss on sale of vessels and equipment — net of writedowns	(3,725)	2,820	(4,778)	—	—	—
Restructuring charge	—	955	832	—	—	—
Total operating expenses	539,155	524,035	519,176	18,943	638,534	744,346
Income from vessel operations	184,062	89,211	98,338	5,454	146,669	128,146
Interest expense (14)	(44,268)	(39,983)	(64,462)	(1,617)	(126,304)	(215,727)
Interest income	2,459	4,612	5,167	191	5,871	4,086
Equity income from joint ventures	5,514	5,955	6,321	—	—	—
Gain on sales of marketable securities	94,222	—	—	—	—	—
Foreign currency exchange (loss) gain (3)	(37,840)	34,228	(66,214)	(118)	(11,678)	4,343
Other — net	14,064	9,091	8,367	309	10,403	11,936
Income tax (expense) recovery	(29,465)	12,375	(3,260)	(121)	10,516	56,704
Income (loss) from continuing operations before non-controlling interest	188,748	115,489	(15,743)	4,098	35,477	(10,512)
Non-controlling interest	(2,167)	(229)	(3,893)	(2,636)	(31,519)	(7,122)
Income (loss) from continuing operations	186,581	115,260	(19,636)	1,462	3,958	(17,634)
Net income (loss) from discontinued operations (4)	30,619	(19,347)	(10,656)	—	—	—
Net income (loss)	$217,200	$95,913	$(30,292)	$1,462	$3,958	$(17,634)

Dropdown Predecessor’s interest in net income	$4,076	$2,910	$3,097	$114	$1,300	$1,333
General partner’s interest in net income	—	—	—	64	733	8,918
Limited partners’ interest:
Net income (loss) from continuing operations	182,505	112,350	(22,733)	1,284	1,925	(27,885)
Net Income (loss) from continuing operations per:
Common unit (basic and diluted) (5)	14.48	8.92	(1.80)	0.07	0.12	(0.90)
Subordinated unit (basic and diluted) (5)	14.48	8.92	(1.80)	0.06	0.07	(0.90)
Total unit (basic and diluted) (5)	14.48	8.92	(1.80)	0.07	0.10	(0.90)
Limited partners’ interest:
Net income (loss)	213,124	93,003	(33,389)	1,284	1,925	(27,885)
Net income (loss) per:
Common unit (basic and diluted) (5)	16.91	7.38	(2.65)	0.07	0.12	(0.90)
Subordinated unit (basic and diluted) (5)	16.91	7.38	(2.65)	0.06	0.07	(0.90)
Total unit (basic and diluted) (5)	16.91	7.38	(2.65)	0.07	0.10	(0.90)
Cash distributions declared per unit	—	—	—	—	1.14	1.65

Balance Sheet Data (at end of):
Cash and marketable securities (4) (6)	$143,729	$128,986	$—	$113,986	$121,224	$131,488
Vessels and equipment (7) (8)	1,440,167	1,310,135	—	1,532,743	1,662,865	1,708,006
Total assets	2,054,760	1,895,601	—	2,081,224	2,183,905	2,180,092
Total debt	1,178,132	943,319	—	1,303,352	1,517,467	1,566,436
Non-controlling interest	14,276	11,859	—	427,977	392,613	201,383
Dropdown Predecessor’s equity	44,016	47,784	—	51,792	—	—
Partners’/owner’s equity	659,212	747,879	—	138,942	77,401	100,866
Weighted average number of units outstanding:
Common units (5)	2,800,000	2,800,000	2,800,000	9,800,000	9,800,000	15,461,202
Subordinated units (5)	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000	9,800,000

Cash Flow Data:
Net cash provided by (used in):
Operating activities (9)	$247,184	$150,381	Note 9	Note 9	$45,847	$122,566
Financing activities (9)	(74,302)	(199,248)	Note 9	Note 9	(23,905)	38,806
Investing activities (9)	(190,110)	34,124	Note 9	Note 9	(14,704)	(151,108)

Other Financial Data:
Net voyage revenues (10)	$632,803	$538,703	$526,193	$21,295	$633,566	$647,463
EBITDA (11)	409,638	229,199	133,086	6,735	238,245	275,740
Capital expenditures:
Expenditures for vessels and equipment (12)	170,630	24,760	31,079	—	31,228	57,858
Expenditures for drydocking	9,174	8,906	31,255	—	49,053	29,075

Fleet data:
Average number of shuttle tankers (13)	37.9	35.8	33.9	36.0	36.9	36.6
Average number of conventional tankers (13)	40.7	41.2	22.0	10.0	9.3	10.7
Average number of FSO units (13)	4.0	4.0	4.0	4.0	4.6	5.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)	Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, accounts payable, advances from affiliates and deferred income taxes, are revalued and reported based on the prevailing exchange rate at the end of the period. For the periods prior to our initial public offering, our primary source of foreign currency gains and losses were our Norwegian Kroner-denominated advances from affiliates, which were settled by the Predecessor prior to our initial public offering on December 19, 2006.

(4)	On July 1, 2006, the Predecessor sold Navion Shipping Ltd. to a subsidiary of Teekay Corporation for $53.7 million. At the time of the sale, all of the Predecessor’s chartered-in conventional tankers were chartered-in by Navion Shipping Ltd. and subsequently time chartered to a subsidiary of Teekay Corporation at charter rates that provided a fixed 1.25% profit margin. These chartered-in conventional tankers were operated in the spot market by the subsidiary of Teekay Corporation.

(5)	Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to our general partner’s interest for periods subsequent to our initial public offering on December 19, 2006, by the weighted-average number of units outstanding during the period. For periods prior to December 19, 2006, such units are deemed equal to the common and subordinated units received by Teekay Corporation in exchange for a 26.0% interest in OPCO in connection with our initial public offering.

(6)	Cash and marketable securities include cash from discontinued operations of $13.4 million and $2.5 million as at December 31, 2004, and 2005, respectively.

(7)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on newbuildings.

(8)	Vessels and equipment includes a vessel held for sale of $19.6 million as at December 31, 2004.

(9)	For the year ended December 31, 2006, cash flow provided by (used in) operating activities, financing activities and investing activities was $162,228, ($230,238) and $53,010, respectively.

(10)	Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of vessels and their performance. Under time charters and bareboat charters, the charterer typically pays the voyage expenses, which are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, whereas under voyage charter contracts and contracts of affreightment the shipowner typically pays the voyage expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we or OPCO, as the shipowner, pay the voyage expenses, we or OPCO typically pass the approximate amount of these expenses on to the customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies in the shipping industry to industry averages. The following table reconciles net voyage revenues with voyage revenues.

			Year Ended December 31, 2006
			January 1	December 19
	Year Ended	Year Ended	to	to	Year Ended	Year Ended
	December 31,	December 31,	December 18,	December 31,	December 31,	December 31,
	2004	2005	2006	2006	2007	2008
Voyage revenues	$723,217	$613,246	$617,514	$24,397	$785,203	$872,492
Voyage expenses	90,414	74,543	91,321	3,102	151,637	225,029

Net voyage revenues	$632,803	$538,703	$526,193	$21,295	$633,566	$647,463

(11)	EBITDA. Earnings before interest, taxes, depreciation and amortization is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:
•	Financial and operating performance. EBITDA assists our management and investors by increasing the comparability of the fundamental performance of us from period to period and against the fundamental performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common units.

•	Liquidity. EBITDA allows us to assess the ability of assets to generate cash sufficient to service debt, make distributions and undertake capital expenditures. By eliminating the cash flow effect resulting from the existing capitalization of us and OPCO and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses (which may vary significantly from period to period), EBITDA provides a consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our and OPCO’s proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of existing cash distribution commitments to unitholders. Use of EBITDA as a liquidity measure also permits investors to assess the fundamental ability of OPCO and us to generate cash sufficient to meet cash needs, including distributions on our common units.
EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented by us may not be comparable to similarly titled measures of other companies.

			Year Ended December 31, 2006
			January 1 to	December 19 to
	Year Ended December 31,		December 18,	December 31,	Year Ended December 31,
	2004	2005	2006	2006	2007	2008

Reconciliation of “EBITDA” to “Net income (loss)”:
Net income (loss)	$217,200	$95,913	$(30,292)	$1,462	$3,958	$(17,634)
Depreciation and amortization	120,197	109,824	100,823	3,726	124,370	138,437
Interest expense, net	41,809	35,371	59,295	1,426	120,433	211,641
Income taxes expense (recovery)	29,465	(12,375)	3,260	121	(10,516)	(56,704)
Depreciation and amortization and income tax expense related to discontinued operations	967	466	—	—	—	—

EBITDA (1)	$409,638	$229,199	$133,086	$6,735	$238,245	$275,740

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$247,184	$150,381	$162,112	$116	$45,847	$122,566
Non-controlling interest	(2,167)	(229)	(3,893)	(2,636)	(31,519)	(7,122)
Expenditures for drydocking	9,174	8,906	31,255	—	49,053	29,075
Interest expense, net	41,809	35,371	59,295	1,426	120,433	211,641
(Loss) gain on sale of vessels	3,725	9,423	6,928	—	—	—
Gain on sale of marketable securities, net of writedowns	94,222	—	—	—	—	—
Loss on writedown of vessels and equipment	—	(12,243)	(2,150)	—	—	—
Write-off of debt issuance costs	—	—	(2,790)	—	—	—
Equity income (net of dividends received)	(1,986)	3,205	319	—	—	—
Change in working capital	36,757	(19,039)	(58,173)	7,134	33,706	(22,943)
Distribution from subsidiaries to non-controlling interest	2,347	9,618	4,224	—	78,107	71,976
Change in fair value of interest rate swaps	—	—	2,647	699	(45,491)	(130,482)
Foreign currency exchange (loss) gain and other, net	(21,427)	43,806	(66,688)	(4)	(11,891)	1,029

EBITDA (1)	$409,638	$229,199	$133,086	$6,735	$238,245	$275,740

(1)	EBITDA is net of non-controlling interest expense of $2.2 million, $0.2 million, $3.9 million, $2.6 million, $31.5 million and $7.1 million for the years ended December 31, 2004 and 2005, and for the periods January 1 to December 18, 2006 and December 19 to December 31, 2006, and for the years ended December 31, 2007 and 2008, respectively.
      EBITDA also includes the following items:

			Year Ended December 31, 2006
			January 1	December 19
			to	to
	Year Ended December 31,		December 18,	December 31,	Year Ended December 31,
	2004	2005	2006	2006	2007	2008
	$	$	$	$	$	$

(Loss) gain on sale of vessels and equipment, net of writedowns	$3,725	$(2,820)	$4,778	$—	$—	$—
Gain on sale of marketable securities, net of writedowns	94,222	—	—	—	—	—
Unrealized gains (losses) on foreign currency forward contracts	—	—	—	—	(466)	(4,137)
Foreign currency exchange (loss) gain	(37,840)	34,228	(66,214)	(118)	(11,678)	4,343

	$60,107	$31,408	$(61,436)	$(118)	$(12,144)	$206

(12)	Expenditures for vessels and equipment excludes non-cash investing activities. Please read Item 18 — Financial Statements of 2008 Annual Report Form 20-F: Note 14 — Supplemental Cash Flow Information.

(13)	Average number of ships consists of the average number of owned and chartered-in vessels (including those in discontinued operations) that were in our possession during the period (excluding five vessels owned by OPCO’s 50% joint ventures for periods prior to December 1, 2006, but including two vessels deemed to be in our possession for accounting purposes as a result of the inclusion of the Dropdown Predecessor prior to our actual acquisition of such vessels). On December 1, 2006, the operating agreements for these five joint ventures were amended, resulting in OPCO controlling these entities and in their being consolidated with OPCO in accordance with GAAP.

(14)	Vessel operating expenses, general and administrative expenses and interest expense includes unrealized gains (losses) on derivative instruments. Please read Item 18 — Financial Statements of 2008 Annual Report Form 20-F: Note 11 — Derivative Instruments and Hedging Activities.

Item 4. Information on the Partnership
U.S. Taxation
Technical Termination of Teekay Offshore Operating, L.P.
     On May 11, 2007, Teekay Corporation transferred its then 74% interest in the capital and profits of Teekay Offshore Operating L.P., our operating subsidiary partnership (or OPCO) to its wholly-owned subsidiary, Teekay Holdings Limited. As a result of this transfer and because Teekay Holdings Limited did not timely elect to be classified as a disregarded subsidiary of Teekay Corporation for U.S. tax purposes, OPCO would be considered to have terminated as a partnership for U.S. federal income tax purposes on May 11, 2007, and then to have been reconstituted as a new partnership. Teekay Holdings Limited has requested for an extension of time to make the classification election, which extension Teekay Holdings Limited believes it will receive. As of the date of this offering, however, the request is still pending.
     If OPCO were considered terminated as a partnership on May 11, 2007:
•	our allocable share of OPCO’s depreciation and amortization deductions would be reduced for 2007 and subsequent years as compared to the amount of such deductions available to us if the termination did not occur;

•	the portion of the distributions made to unitholders who held our units in 2007 that would be treated as taxable dividends would increase and those unitholders may be required to file amended tax returns for those years and could be subject to penalties and interest for those years; and

•	we would incur administrative expenses in connection with the filing of amended tax returns for 2007 and 2008 and amended unitholder information reports for 2007 and 2008, and the IRS might assert penalties and interest against us for failure to take the termination into account in our original tax returns and information reports, though Teekay Corporation has agreed to indemnify us for these and any other costs or losses to us arising from a May 11, 2007 termination.
     If OPCO were considered terminated on May 11, 2007, we would attempt to negotiate an agreement with the IRS that mitigates some of the effects of the termination for unitholders who held units in 2007, possibly including a waiver of penalties and interest for 2007 arising from the termination, a waiver of the requirement to file amended returns and information reports for 2007 and 2008 and permission to instead increase the taxable income reported to affected unitholders for tax years after 2008 (possibly including some premium to take into account the time value of money). However, there is no assurance that any such agreement could be reached with the IRS.

Canadian Federal Income Tax Considerations
     The following discussion is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (or the Canada Tax Act ), as of the date of this prospectus, that we believe are relevant to holders of common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty ) resident in the United States and entitled to all of the benefits of the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders ).
     Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.
     In this connection, we believe that our activities and affairs and the activities and affairs of OPCO, a Marshall Islands limited partnership in which we own a 50.99% limited partnership interest, can be conducted in a manner such that both we and OPCO will not be carrying on business in Canada. As a result, U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We believe that this is and continues to be the case, notwithstanding that we, OPCO and its operating subsidiaries have engaged, and will continue to engage Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda) for the performance of certain services and Teekay Shipping Limited has and will contract for assistance in the delivery of such services with Canadian service providers, as discussed below.
     Under the Canada Tax Act, our election to be treated as a corporation for U.S. tax purposes has no effect. Therefore, we will continue to be treated as a partnership for Canadian tax purposes. Under the Canada Tax Act, a resident of Canada (which may include a foreign corporation the central management and control of which is in Canada) is subject to Canadian tax on its world-wide income, subject to any relief that may be provided by any relevant tax treaty. A non-resident corporation or individual that carries on a business in Canada directly or through a partnership, including through a partnership that owns an interest in another partnership, is subject to tax in Canada on income attributable to its business (or that of the partnership or the partnership’s interest in another partnership, as the case may be) carried on in Canada. The taxation under the Canada Tax Act is subject to the provisions of any relevant tax treaty.
     The Canada Tax Act contains special rules that provide assurance to qualifying international shipping corporations that they will not be considered resident in Canada even if they are, in whole or in part, managed from Canada. Further, the Canada Tax Act and many of the tax treaties to which Canada is a party also contain special exemptions for profits derived from international shipping operations.
     We and OPCO have entered and may in the future enter into agreements with Teekay Shipping Limited for the provision of administrative services. Certain of OPCO’s operating subsidiaries have entered and may in the future enter into agreements with:
•	Teekay Shipping Limited for the provision of advisory, technical, ship management and administrative services; and

•	Teekay Shipping Canada Ltd., a Canadian subsidiary of Teekay Corporation, for the provision of strategic advisory and consulting services.
     Certain of the services that Teekay Shipping Limited provides to us, to OPCO and to OPCO’s operating subsidiaries under the services agreements are and may in the future be obtained by Teekay Shipping Limited through subcontracts with a Canadian subsidiary of Teekay Corporation. The special rules in the Canada Tax Act and various relevant tax treaties relating to qualifying international shipping corporations and income from international shipping operations may provide relief to OPCO’s operating subsidiaries to the extent that the services provided to them by Canadian entities would otherwise result in such operating subsidiaries being considered to be resident in Canada or to be taxable in Canada on certain income from such operations by virtue of carrying on business in Canada. However, such rules would not apply to us or OPCO, as holding limited partnerships, or to our general partner or unitholders. While we do not believe it to be the case, if the arrangements described herein result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, our unitholders would be considered to be carrying on business in Canada and may be required to file Canadian tax returns and, subject to any relief provided in any relevant treaty (including, in the case of U.S. Resident Holders, the Canada-U.S. Treaty), would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada.

     The fifth protocol (the Fifth Protocol) to the Canada-U.S. Treaty, which came into effect on December 15, 2008, amends certain aspects of the Canada-U.S. Treaty. The Fifth Protocol contains new Article IV(7)(a) which is a treaty denial rule that will apply beginning on January 1, 2010. Article IV(7)(a) would generally deny benefits under the Canada-U.S. Treaty to a U.S. Resident Holder in respect of any income earned by us from carrying on business in Canada where (i) such income is considered for Canadian federal income tax purposes to have been derived by the U.S. Resident Holder through us, (ii) we are not considered to be a resident of the United States for purposes of the Canada-U.S. Treaty, and (iii) by reason of us being treated as a corporation for U.S. federal income tax purposes, the treatment of such income under the tax law of the United States is not the same as it would be if it had been derived directly by the U.S. Resident Holder. Beginning on January 1, 2010, the effect of Article IV(7)(a) will be to deny relief from Canadian taxation to U.S. Resident Holders under the Canada-U.S. Treaty in respect of any income attributable to a business carried on by us in Canada.
     We believe that we and OPCO can each conduct our respective activities and affairs in a manner so that our unitholders should not be considered to be carrying on business in Canada solely as a consequence of the acquisition, holding, disposition or redemption of our common units. Consequently, we believe our unitholders should not be subject to tax filing or other tax obligations in Canada under the Canada Tax Act. However, although we do not intend to do so, there can be no assurance that the manner in which we and OPCO carry on our respective activities will not change from time to time as circumstances dictate or warrant in a manner that may cause our unitholders to be carrying on business in Canada for purposes of the Canada Tax Act.
     Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.
     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal, tax returns that may be required of him.
Netherlands Taxation
     The following discussion is based upon the current tax laws of the Kingdom of the Netherlands and regulations, the Dutch tax administrative practice and judicial decisions there under, all as in effect as of the date of this prospectus and subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Dutch corporate income tax considerations applicable to us.
     Teekay Netherlands European Holdings B.V. (or TNEH) is capitalized solely with equity from Teekay European Holdings S.a.r.l. (or Luxco). Its only significant asset is the shareholding in Norsk Teekay AS (or NTAS), which is an intermediate holding company and is the direct or indirect parent of various operating subsidiaries in Norway and Singapore, including Teekay Norway AS (or TNAS), Navion Offshore Loading AS (or NOL), Navion Gothenburg AS (or NGAS), Navion Bergen AS (or NBAS), Ugland Nordic Shipping AS (or UNS), PR Stena Ugland Shuttle Tanker I DA (or Stena I), PR Stena Ugland Shuttle Tankers II DA (or Stena II) and Teekay Navion Offshore Loading PTE. Ltd. (or TNOL).
Taxation of Dividends and Capital Gains
     Pursuant to Dutch law, dividends received by TNEH from NTAS and capital gains realized on any disposal of the shares of NTAS generally will be exempt from Dutch taxation (the participation exemption) if the following conditions are met:
•	the company in which the shareholding is held has a capital divided into shares;

•	the shareholding is at least 5% of the paid up share capital of the company;

•	more than 50% of the consolidated assets of the participation do not, directly or indirectly, consist of portfolio investments (“asset test”); or

•	in case that more than 50% of the participation’s assets do, directly or indirectly, consist of portfolio investments, the participation is subject to a profit tax which results in taxation at a rate of at least 10% on a profit determined according to Dutch corporate income tax rules — the (“subject to tax test”).
  Ownership test
     NTAS’ equity is wholly divided into shares. TNEH meets the ownership threshold, and we currently expect that TNEH will maintain its 100 % ownership interest in NTAS for the foreseeable future.
  Asset test
     Whether a shareholder’s interest in a company is considered to be a “portfolio investment” is determined solely by the assets of that company (based on the fair market value of the assets). For example, if the ‘consolidated’ assets of that company are predominantly portfolio investments or consist predominantly (50% or more) of assets used for passive group finance activities (e.g. group loans), the shareholder’s interest will in principle be considered a portfolio investment. Free portfolio investments are assets that are not used in the line of the business of the company. Only assets will be consolidated. This means that mutual claims and debts of subsidiaries will not be eliminated. The assets will be taken into account for their fair market value. This also applies to assets that have not been commercially activated, such as the company’s own goodwill and other intangible assets. Furthermore, the asset test should be met continuously.
  Subject to tax test
     If the asset test is not met then the participation exemption should still apply to shareholdings of 5% or more in foreign (as well as domestic) entities, unless the shareholder’s interest is a portfolio investment in a company that is not subject to a tax rate that is considered adequate. Adequate is defined as subject to a profit tax that equals at least an effective tax rate of 10% over a taxable base according to Dutch tax standards.
  Conclusion
     Prior to June 2008, NTAS met the asset test as non portfolio investments accounted for 51.89% of its consolidated assets. However, due to, among other factors, the increase of the inter-company receivables held by NTAS and its direct and indirect subsidiaries, NTAS no longer met the asset test and the participation exemption no longer applied after June 2008, and the exemption will not apply until NTAS has re-qualified for the exemption. In order to re-qualify for the participation exemption, certain inter-company receivables held by NTAS and its direct and indirect subsidiaries are expected to be eliminated by August 2009. Assuming, that these certain inter-company receivables are eliminated by August 2009, NTAS should meet the asset test and qualify for the participation exemption thereafter. Dividends received on or any capital gain resulting from the disposition of the shares of NTAS after August 2009 should be exempt from taxation in the Netherlands and capital losses on a disposition of the shares should not be tax deductible, except to the extent that dividends are funded with profits generated in, or capital gains allocated to, the period the participation exemption did not apply to NTAS. Because NTAS does not anticipate distributing dividends to TNEH and TNEH does not anticipate selling or transferring its shares in NTAS in the foreseeable future, any profits that were generated by NTAS and its direct and indirect subsidiaries during the non-exempt period should not give rise to Dutch corporate income tax in the foreseeable future.
Taxation of TNEH Dividends
     In general, the Netherlands levies a 15% withholding tax on dividends paid by a Dutch company. The withholding tax is reduced to zero if the dividend is paid by TNEH to Luxco, if Luxco meets the conditions of the European Union Parent-Subsidiary Directive. The Directive requires Luxco to hold at least 5% of the shares of TNEH for at least one year before the dividend distribution. Based on Dutch tax legislation no holding period is required. We currently expect that Luxco will maintain its 100% ownership interest in TNEH for the foreseeable future. Therefore, we believe that Dutch withholding tax will not apply to dividends paid by TNEH to Luxco. In addition, Luxco should not be liable to Dutch corporate income tax with regards to the dividends received.
Singapore Taxation
  Taxation of Singapore Companies Operating Ships in International Traffic. OPCO has one subsidiary that is incorporated and tax resident in Singapore for Singapore tax purposes, Teekay Navion Offshore Loading Pte. Ltd. (or TNOL). TNOL owns and operates non-Singapore registered ships for the year ended December 31, 2008.
  Taxation of Charter Income from Non-Singapore-Registered Ships. In respect of the charter income that TNOL earns from its non-Singapore-registered ships, they are currently exempt from Singapore tax under a tax incentive being enjoyed by TNOL. TNOL was conferred the Singapore Approved International Shipping (or AIS) status with effect from January 1, 2005. The AIS status was granted for an initial period of 10 years subject to a review at the end of the fifth year to ensure that TNOL has complied with the qualifying conditions of the incentive. At the end of the first 10 years, TNOL can apply for a further 10-year extension of the incentive.

Under Section 13F of the Singapore Income Tax Act and the terms of the AIS incentive approval letter from the Maritime Port Authority of Singapore (or MPA) dated January 26, 2005, the types of income that would qualify for tax exemption include:
•	charter hire/freight income from the operation of non-Singapore-registered vessels outside the limits of the port of Singapore;

•	dividends from approved shipping subsidiaries;

•	gains from the disposition of non-Singapore-registered ships for a period of 10 years from January 1, 2004 to December 31, 2013; and

•	gains from foreign exchange and risk management activities which are carried out in connection with and incidental to the shipping operations of TNOL.
The AIS awarded to TNOL is subject to TNOL meeting and continuing to implement the business plan agreed with the MPA at the time of application of the incentive or such other modified plans as approved by the MPA.
TNOL intends to operate such that substantially all of its charter income will be exempt from Singapore tax under the AIS incentive. This means it intends to operate and charter out all of its non-Singapore-registered ships in international waters outside the limits of the port of Singapore. On this basis, it expects that all of its income from the charter of its non-Singapore-registered ships should be exempt from Singapore tax under Section 13F of the Singapore Income Tax Act.
  Taxation of Investment Income. Any investment income earned by TNOL would be subject to the normal corporate tax rules. With respect to the interest income earned from deposits placed outside Singapore, the interest will be taxable in Singapore at the prevailing corporate tax rate (currently 17.0%) when received or deemed received in Singapore.
There is a one year moratorium for foreign sourced investment income accrued up to 21 January 2009 to be exempted from tax if they are remitted into Singapore between 22 January 2009 and 21 January 2010.
  Taxation of Ship Management Income. In addition to the above, since October 2006 TNOL has provided ship management services to related and third party companies. Income from such activities does not qualify for exemption under the AIS incentive. Accordingly, the income derived from these activities is subject to tax at the prevailing corporate tax rate of 17.0%.
  Taxation of Dividend Distribution. Dividends distributed by TNOL to its shareholders, Teekay Offshore Operating Pte Ltd and Navion Offshore Loading AS will be exempt from Singapore tax. Singapore does not impose withholding tax on payment of dividends.
Item 8:  Financial Information
Minimum Quarterly Distribution
     Common unitholders are entitled under our partnership agreement to receive a minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default exists, under our credit agreements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
Date: July 29, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)